October 26, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 972-298-3802

Ms. Michelle Sherman
Principal Accounting and Financial Officer
eTelcharge.com Inc.
1636 N. Hampton, Suite 270
Desoto, Texas 75115

RE: **eTelcharge.com**
       Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarters ended March 31, 2006 and June 30, 2006
       File no. 000-30479

Dear Ms. Sherman:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended December 31, 2005

Consolidated Statements of Changes in Stockholders' Deficit, page F-5

1. Please amend your Form 10KSB to include a complete Statement of Changes in Stockholders' Deficit for the year ended December 31, 2005. We also note that your disclosure in Note 9 – Common Stock does not agree to the balances on your

Balance Sheet. Please reconcile this variance and include revised numbers in your amendment.

Form 10QSB for the quarter ended March 31, 2006 and June 30, 2006

Exhibit 31.1 and Exhibit 31.2

2. Please file an amendment to the Form 10KSB for the year ended December 31, 2005, the quarters ended March 31, 2006 and June 30, 2006 that includes a corrected certification as required by Item 601 (b)(31) of Regulation S-B.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Branch Chief